FSD Pharma Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the “Company”)

520 William Street, Cobourg, ON K9A 3A5

Item 2: Date of Material Change

May 7, 2019.

Item 3: News Release

A news release was issued and disseminated on May 7, 2019 and filed on SEDAR at www.sedar.com, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Corporation is pleased to announce that it has signed a definitive Collaborative Research and Development Agreement (the “Research Agreement”) with Solarvest BioEnergy Inc. (“Solarvest”) (collectively, the “Parties”). Under the Research Agreement, Solarvest will conduct research using its algal expression technology to develop pharmaceutical-grade cannabinoids, the Parties have made investments into one another and FSD Pharma has the option to enter into an exclusive license arrangement over a subset of the Project Cannabinoids, and will receive royalty rights over all of the other Project.

In addition to this and pursuant to the Research Agreement, the Company has issued 10,000,000 class B subordinate voting shares in the capital of FSD Pharma (“FSD Shares”) to Solarvest at a deemed price of $0.30 per FSD Share;

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed, President and Co-Founder

Telephone: (416) 854-8884

Email: zeeshan@fsdpharma.com

Item 9: Date of Report

This report is dated as of the 17th day of May, 2019.

SCHEDULE “A”

Please see attached.

FSD Pharma Announces Research Agreement with Solarvest to Develop Algae-based, Pharma-grade Cannabinoids

- Process Could Significantly Reduce Cannabinoid Production Time -

TORONTO, May 7, 2019 /CNW/ - FSD Pharma Inc. (CSE: HUGE) (OTC: FSDDF) (FRA: 0K9) ("FSD Pharma" or "FSD") and Solarvest BioEnergy Inc. (TSX-V: SVS) ("Solarvest"), a technology company that developed an algal-based flexible production platform capable of producing health products, announced today that they signed a definitive collaborative research and development agreement. Under the agreement, Solarvest will conduct research using its algal expression technology to develop pharmaceutical-grade cannabinoids. FSD Pharma and Solarvest have made investments into one another and FSD has the option to enter into an exclusive license arrangement over a subset of the project and receive royalty rights over all of the products that result from the project.

Research Agreement: CBD Research Project

Solarvest will carry out a research project using its algal expression system for the purpose of developing a proof of concept that algae can express pharmaceutical-grade cannabinoids. FSD and Solarvest have allocated an initial budget of $1,000,000 for the CBD research project, over a two-year period, and created a joint scientific review committee to assess progress of the project against budgets and timelines.

License and Royalties

Upon successful development of proof of concept, Solarvest and FSD Pharma intend to enter into a license agreement under which Solarvest will grant FSD Pharma an exclusive, worldwide license over any use of prescription drugs that can treat diseases affecting the central nervous system. In consideration for the license, FSD Pharma will be required to pay Solarvest a royalty equal to 5% of the net profits from the sale of such products as well as reimburse Solarvest for the cost of production.

In addition to the licensing arrangement, Solarvest will pay a royalty fee to FSD Pharma on the sale or licensing of any products that result from the project, other than the FSD licensed indications, equal to 5% of the net sales or net license fees. Once Solarvest has paid an aggregate of $3,000,000 in royalty fees, the royalty percentage will be reduced to 3%.

Mutual Investments

Pursuant to the agreement, the two companies have made the following investments into one another:

a) FSD Pharma has issued 10,000,000 class B subordinate voting shares in the capital of FSD Pharma shares to Solarvest at a price of $0.30 per FSD share;

b) Solarvest has issued 3,000,000 units of Solarvest units to FSD Pharma at a price of $0.20 per unit. Each unit is comprised of one common share in the capital of Solarvest and one warrant, with each Solarvest warrant exercisable into one additional Solarvest share at an exercise price of $0.25 for a period of two years following the issuance; and

c) Solarvest has issued a convertible debenture to FSD Pharma in the principal amount of $2,400,000. The debenture has a term of five years, bears interest of 3 percent per annum, and is convertible into shares at a conversion price of $1.00 per share, provided that FSD Pharma will be required to convert the debenture should Solarvest shares close at a price of at least $1.20 for a period of 20 consecutive trading days.

"We are delighted to have forged this collaboration with the Solarvest team and their leading-edge research using the SVS algal technology to produce pharma-grade bio-synthetic cannabinoids," stated Zeeshan Saeed, Founder and President of FSD Pharma.

Anthony Durkacz, Founder & Executive Co-Chairman of the Board of FSD Pharma, added, "This latest announcement is in line with FSD's Board of Director's strategy to invest in ground breaking R&D to find ways to revolutionize cannabis production through biosynthesis."

"At FSD Pharma, we continue to explore new areas of science and are committed to identifying novel cannabis cultivation methods for medical purposes," said Dr. Raza Bokhari, Executive Co-Chairman & CEO. "We are extremely excited to collaborate with Solarvest, and work towards identifying alternative methods of cannabinoid production using algal technology - methods that could one day lead to breakthrough medicines. If successful, these alternative methods could dramatically disrupt current cannabis cultivation methods for medical purposes. That, and the potential to create significant value for our shareholders, is something we are very excited about."

"Solarvest has developed a suite of international patents based on using algae as a production platform," said Gerri Greenham, CEO Solarvest BioEnergy. "The algae will be grown in sterile pharmaceutically approved cGMP facilities facilitating an FDA licensing program. A full growth cycle of algae is around a hundred hours whereas the growth of cannabis plants is measured in months. This short time period condenses research and production times. With our protein expression technology we plan on expressing individual targeted cannabinoids so FSD can formulate these pure actives into their pharmaceutical program."

About FSD Pharma

FSD Pharma is focused on the development of the highest quality indoor grown, pharmaceutical grade cannabis and on the research and development of novel cannabinoid-based treatments for several central nervous system disorders, including chronic pain, fibromyalgia and irritable bowel syndrome. The Company has 25,000 square feet available for production at its Ontario facility.

FSD facilities sit on 70 acres of land with 40 acres primed for development and an expansion capability of up to 3,896,000 square feet.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under the Cannabis Act and Regulations, having received its cultivation license on October 13, 2017 and its Sale for Medical Purposes license on April 18, 2019. FV Pharma's vision is to transform its current headquarters in a Kraft plant in Cobourg, Ontario into the largest hydroponic indoor grow facility in the world. FV Pharma intends to cover all aspects of this exciting new industry, including cultivation, legal, processing, manufacturing, extracts and research and development.

About Solarvest

Solarvest is an algae technology company whose production platform provides it with an extremely flexible system capable of being adapted to produce numerous products. The company has successfully produced "Organic Omega 3 DHA" fruit gummies and food boosting powders. The platform has also successfully demonstrated (news release dated March 16th, 2015) the expression of bone morphogenetic protein, a high value therapeutic protein. The Company has successfully produced recombinant viral antigens (immune stimulating proteins), Cecropins (antimicrobial peptides/protein) and has completed a feasibility study for the expression of CBD and THC as a way to produce cannabinoids in sterile GMP facilities. Solarvest anticipates that its Algal Expression Technology will be the most cost efficient method for the production of any cannabinoids, however, Solarvest has been notified by a third party that it has patented technology for the production of algae in bioreactors. The company intends to investigate this and other algal production technology that it is aware of that may be able to improve production economics.

Neither the Canadian Securities Exchange (the "CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute forward-looking information.

These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the FSD Pharma's current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. In particular, this release contains forward-looking information relating to the Parties' plans to develop and carry out the CBD Research Project, Solarvest's development of the Proof of Concept, the ability of the Parties to commercialize Project Cannabinoids, the execution of the Exclusive License Agreement, and the Parties' intentions to make equity investments into one another. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risk that the requisite regulatory and board of direct approvals are not obtained, the failure of Solarvest to develop the Proof of Concept, and the failure of the Parties to successfully commercial Project Cannabinoids. The forward-looking information contained in this press release is made as of the date hereof, and the neither FSD Pharma nor Solarvest is obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward looking-information. The foregoing statements expressly qualify any forward-looking information contained herein.

SOURCE FSD Pharma Inc.

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%SEDAR: 00000184E

For further information: FSD Pharma Inc.: Zeeshan Saeed, President and Founder, Telephone: (416) 854-8884, Email: zeeshan@fsdpharma.com; Solarvest BioEnergy Inc.: Gerri Greenham, Chief Executive Officer, Telephone: (416) 420-0947, Email: ggreenham@solarvest.ca

CO: FSD Pharma Inc.

CNW 07:00e 07-MAY-19